EXHIBIT 99.1

For Immediate Release 22-49-TR	Date:	September 7, 2022

Teck and Science World Partner to Enhance Safety and Educate Public on the

Antimicrobial Properties of Copper

Vancouver, B.C. — Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and Science World today announced a partnership providing an added layer of protection for visitors and staff at Science World while building awareness of copper’s antimicrobial properties and the role metals play in our everyday lives.

Through its Copper & Health program, Teck has made a $650,000 contribution to Science World, the fourth largest attraction in British Columbia, to outfit high-traffic areas with antimicrobial copper surfaces known as CuVerro Shield™ by Aereus Technologies. Copper has been installed on surfaces including Science World exhibits (Hang-Time, Heart Drum, and Electric Hands), front door handles and entrance countertops. The installation creates an added layer of protection for about 1 million guests who visit Science World each year given copper’s unique antimicrobial properties, proven effective to eliminate up to 99.9 per cent of harmful bacteria within two hours of contact.

Teck also becomes the presenting sponsor of Science World’s Geology Science Exhibit which now includes new interactive and educational displays to help visitors discover how metals are used in our daily lives, from the smartphones we use to the bridges we drive on. This exhibit complements Science World’s focus on STEAM (Science, Technology, Engineering, Art & Design, and Math) to encourage future generations to enter into these fields.

This partnership is the latest in a series made through Teck’s Copper & Health program to expand the use and awareness of antimicrobial copper in B.C. hospitals, post-secondary educational institutions and on public transit in Vancouver and Toronto.

Quotes:

Don Lindsay, President and CEO, Teck –

“Teck is proud to support Science World’s work to strengthen awareness of the health benefits of copper, and the essential role that metals play in our world and our daily lives. The installation of antimicrobial copper surfaces will provide an added layer of protection at this important institution that educates and amazes over a million visitors each year.”

Tracy Redies, President & CEO, Science World –

"The partnership with Teck will allow Science World to educate its visitors on the properties of antimicrobial copper and metals in general, in addition to expanding on our highly-popular Geology Experience. This exhibition will educate on the role that metals play in our everyday lives while incorporating antimicrobial copper in our space helping to keep our visitors and staff safe.”

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About Teck’s Copper & Health Program

Through its Copper & Health program, Teck has funded numerous initiatives across a range of industries and public facilities to help improve health and safety in high-traffic, high-touch areas through the installation of antimicrobial copper. Teck’s Copper & Health program has installed copper surfaces in a number of healthcare facilities, including Vancouver General Hospital and St. Paul’s Hospital, on public transit in partnership with TransLink and Toronto Transit Commission, and in schools through partnerships with BCIT, SFU and UBC. Teck is a proud member of CHAIR Canada, the Coalition for Community and Healthcare Acquired Infection Reduction (chaircanada.org).

There is no commercial benefit to Teck from the increased use of antimicrobial copper as the amount of metal needed is very small; the goal of the program is to improve health and safety for communities.

For more information about the role of antimicrobial copper, the Copper & Health program, and other examples of copper in action, please visit www.copperstopsthespread.ca.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About Science World

Science World is a non-profit organization based in Vancouver. It has a mission to educate the public in STEAM (Science, Technology, Engineering, Art & Design, and Math). The goal is to ignite wonder and empower dreams through science and nature. Science World’s vision is that within a generation, Canada will be a country of thriving, sustainable communities rooted in science, innovation and a deep connection to nature.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Science World Media Contact
Larissa Dundon

Public Relations
604.649.5506

larissa@the-tea.co

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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